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                         V I V E N D I  U N I V E R S A L

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                               GROUP SAVINGS PLAN
                                      2001



                                   - SUMMARY -

         In compliance with articles L 412-1 et L 621-8 of the French Finance and Currency Code, the Commission des Operations de Bourse has filed the present prospectus under number 01-1342 dated, November 21, 2001 in accordance with its regulation number 98-01. This prospectus has been prepared by the issuer and engages the responsibilities of its signatories. The filing by the COB doesn't imply approval for the issuance, neither an authentification of the accounting and financial informations displayed. The approval was given after examination of the relevance and consistency of the information given for the issuance offered to investors.

The operation memo summarised hereafter is part of a simplified prospectus comprising :

- the VIVENDI UNIVERSAL reference document filed with the French Commission des Operations de Bourse on April 17, 2001 under the number R01-116,

- the operation memo relative to the second increase of Share Capital for 2001 to be reserved for employees and retirees of Vivendi Universal and its subsidiaries adhering to the Group Savings Plan, filed with the Commission des Operations de Bourse on May 17, 2001 under the Number 01-577,

- the joint information memo of Group Canal +, Vivendi Universal and StudioCanal for the simplified tender offer on StudioCanal shares launched by Group Canal +, filed with the Commission des Operations de Bourse on August 8, 2001 under the Number 01.1030,

- the joint Communique of Group Canal +, Vivendi Universal and StudioCanal for the public offer of withdrawal followed by an obligatory withdrawal on StudioCanal Shares and convertible bonds, launched by Group Canal +, submitted to the Commission des Operations de Bourse and released in "Les Echos" on September 24, 2001

-    the present operation memo.

                                                      3ND TRANCHE - JANUARY 2002
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                                VIVENDI UNIVERSAL
                 SOCIETE ANONYME WITH CAPITAL OF E5,976,639,108
             REGISTERED OFFICE: 42 AVENUE DE FRIEDLAND - 75008 PARIS
                             343 134 763 - RCS PARIS

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                     CAPITAL INCREASE RESERVED FOR EMPLOYEES
              AND RETIREES(1) OF VIVENDI UNIVERSAL GROUP COMPANIES
                 ADHERING TO THE GROUP SAVINGS PLAN THROUGH THE
            ISSUANCE OF ORDINARY SHARES WITH A NOMINAL VALUE OF E5.50
                            TO BE SUBSCRIBED IN CASH

NATURE OF THE OPERATION

The Board of Directors, pursuant to the authorisation granted by the sixth resolution of the Annual and Special Shareholders' Meeting of September 21, 2000, decided on September 25, 2001 to issue new shares reserved for employees and retirees (1) of companies adhering to the Group Savings Plan.

BENEFICIARIES OF THE OFFERING

Persons eligible to participate in the Group Savings Plan and by consequence to subscribe to the present capital increase are:

- all employees of a company adhering to the Plan that are able to prove a minimum term of employment of three months in the company;

- retirees of the French companies adhering to the Plan who had, upon their retirement, assets in an open account invested in one of the investment trusts of the Plan or invested directly in shares through the Group Savings Plan and who have not requested the release of the full amount of their assets upon or since their retirement;

- those corporate officers of the companies adhering to the Plan that have employee status in one of the said companies and satisfy the aforementioned conditions;

- corporate officers in the said companies when they employ 1 to 100 employees.



     Companies adhering to the Group Savings Plan are those falling within the scope of the Group Committee or featuring on a list established following a formal declaration by their General Management. The list of companies falling within the scope of the Group Committee is available for consultation at VIVENDI UNIVERSAL's Human Resources Department - 42 avenue de Friedland - 75008 PARIS.

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     (1) retirees of the French companies belonging to the group having, upon their retirement, retained assets in an open account in one of the investment trusts of the Group Savings Plan, or related to direct share purchases.
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NUMBER OF SHARES OFFERED:

6,000,000.

ISSUE PRICE:

E41.06 (or FRF269.34) to be paid in full upon subscription, representing an issue premium of E35.56.

DATE FROM WHICH THE NEW SHARES QUALIFY FOR DIVIDENDS: January 1, 2001.

TIMETABLE FOR SUBSCRIPTION APPLICATIONS AND PAYMENTS BY EMPLOYEES AND RETIREES:

-    under the continuous savings Plans:

     - ten-day period falling between July 31, 2001 and December 17, 2001 according to the date of the monthly close or December 21, 2001) of the Plan applied by each company

          or December 27, 2001)

-    as a one-off investment:

     -    between December 3, 2001 and December 27, 2001.


SUBSCRIPTION DATE:  January 18, 2001


SUBSCRIPTION TERMS AND CONDITIONS:

- either through the intermediary of the "ACCUEIL" investment trust set up in connection with the Group Savings Plan for employees and retirees of the VIVENDI UNIVERSAL group or of adhering French subsidiaries;

- or individually, through direct share ownership (the only subscription method possible for employees of foreign subsidiaries);

- or, where possible, through a combination of these two subscription methods.
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EMPLOYER CONTRIBUTIONS

         Any adhering company may top up the payments made only by its active employees with respect to purchases of the "Accueil" investment trust by means of an additional contribution, the amount and calculation of which shall be indicated by each company to its employees up to a maximum threshold of FRF20,000 (E3,048.98).

         Payments made with respect to direct share purchases shall not be topped up.

ALLOCATION OF THE CAPITAL INCREASE: In line with the number of shares subscribed, except where reduced if necessary owing to oversubscription.

PERIOD DURING WHICH SUMS INVESTED ARE FROZEN: 5 years, except in cases where early release of the assets may be obtained in accordance with the law.

LISTING: EURONEXT PARIS SA.


HIGHS AND LOWS OF VIVENDI UNIVERSAL SINCE DECEMBER 11, 2000 (DATE OF THE FIRST RATING OF THE SHARES ON THE FIRST STOCK MARKET OF EURONEXT PARIS SA):

highest                          :        81.35 E on January 25, 2001
lowest                           :        41.32 E on September 14, 2001
Latest share price
As at November 16, 2001          :        59,90 E



DATE OF REGISTRATION OF THE SHARES: no later than February 15, 2001.

CHANGES IN GENERAL MARKET CONDITIONS

In accordance with the decision of VIVENDI UNIVERSAL's Board of Directors at its meeting of September 25, 2001, if, in the period prior to the subscription date inclusive, general market conditions were to change in a manner that could compromise the smooth running of the operation, the issue may be cancelled by means of a simple decision of the Chairman and CEO.

PERSON RESPONSIBLE FOR THE INFORMATION:     Mr Dominique WELCOMME
                                            [TELEPHONE]: 01.71.71.12.16